Exhibit 11
North Fork Bancorporation, Inc.
COMPUTATION OF NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
September 30, 2006
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30.		September 30.
(dollars in thousands, except per share amounts)	2006	2005	2006	2005
Net Income	$203,108	$237,296	$634,052	$738,397

Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	456,100	470,004	455,107	468,644
Weighted Average Common Equivalent Shares	4,772	5,623	4,976	6,313

Weighted Average Common and Common Equivalent Shares	460,872	475,627	460,083	474,957

Net Income per Common Share — Basic	$.45	$.50	$1.39	$1.58
Net Income per Common and Common Equivalent Share — Diluted	.44	.50	1.38	1.55

48